Exhibit 21

List of Subsidiaries of Image Sensing Systems, Inc.

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Image Sensing Systems HK Limited	Hong Kong Special Administrative Region of the People’s Republic of China
Image Sensing Systems (Shenzhen) Limited	China (PRC)
Image Sensing Systems EMEA Limited	United Kingdom
Image Sensing Systems Holdings Limited	United Kingdom
Image Sensing Systems Germany, GmbH	Germany
Image Sensing Systems Spain SLU	Spain
Image Sensing Systems Canada Ltd.	Canada